UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108**
(CUSIP Number)

Kiang Hua Lew	With a copy to:
CDH Inservice Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong +852-3518-8000	Kathryn King Sudol Simpson Thacher & Bartlett LLP ICBC Tower, 3 Garden Road, 35th Floor Hong Kong +852-2514-7622
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH Inservice Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		141,366,100[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,366,100[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,366,100[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.09%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 49,766,100 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
2 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		141,366,100[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,366,100[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,366,100[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.09%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 49,766,100 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
4 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		141,366,100[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,366,100[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,366,100[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.09%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 49,766,100 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
6 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		141,366,100[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,366,100[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have solve dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,366,100[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.09%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
7 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 49,766,100 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
8 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		141,366,100[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,366,100[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have solve dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,366,100[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.09%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
9 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 49,766,100 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
10 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

This Amendment No. 3 on Schedule 13D/A (this “Amendment No. 3”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2011, as amended on September 15, 2011 and October 4, 2011 (the “Schedule 13D”), relating to ordinary shares, US$0.001 par value per share (the “Ordinary Shares”), of CNinsure Inc., a Cayman Islands exempted company with limited liability (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), each ADS representing 20 Ordinary Shares. The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “CISG”.
This Amendment No. 3 is being filed jointly on behalf of CDH Inservice Limited (“CDH Inservice”), CDH China Growth Capital Fund II, L.P. (“CDH Fund II”), CDH China Growth Capital Holdings Company Limited, China Diamond Holdings III Limited and China Diamond Holdings Company Limited (each a “Reporting Person”).
Unless otherwise stated in this Amendment No. 3, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
The first sentence of Item 5(a) and (b) is hereby amended and restated as follows:
(a) and (b) As of October 24, 2011, CDH Inservice was the record owner of 141,366,100 Ordinary Shares of the Issuer, consisting of (i) 91,600,000 Ordinary Shares and (ii) 49,766,100 Ordinary Shares in the form of ADSs.
Item 5(c) is hereby amended and supplemented by adding the following at the end thereof:
(c) The Reporting Persons purchased the following number of Ordinary Shares represented by ADSs during the last 60 days pursuant to the 10b5-1 Plan:

Entity	Trade Date	Number of ADSs	Average Price per ADS
CDH Inservice	October 14, 2011	167,236	US$6.5313
CDH Inservice	October 17, 2011	69,329	US$6.4820
CDH Inservice	October 18, 2011	54,262	US$6.6253
CDH Inservice	October 19, 2011	40,200	US$6.6630
CDH Inservice	October 20, 2011	53,500	US$6.6773
CDH Inservice	October 21, 2011	85,002	US$6.9488
CDH Inservice	October 24, 2011	98,337	US$7.1872

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: October 25, 2011

CDH Inservice Limited
By:	/s/ Kiang Hua Lew
	Name:	Kiang Hua Lew
	Title:	Director

CDH China Growth Capital Fund II, L.P.
By:	CDH China Growth Capital Holdings Company Limited, its General Partner

By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

CDH China Growth Capital Holdings Company Limited
By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

China Diamond Holdings III Limited
By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director

China Diamond Holdings Company Limited
By:	/s/ Shangzhi Wu
	Name:	Shangzhi Wu
	Title:	Director